SUPPLEMENT Dated April 29, 2011
To the Current Prospectus

ING Marathon Plus (IICA)
Issued By ING Life Insurance and Annuity Company
Through its Variable Annuity Account I

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-531-4547.

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1. ***Effective April 29, 2011***, ING Van Kampen Equity and Income Portfolio changed its name to ING Invesco Van Kampen Equity and Income Portfolio and the subadviser is changed to Invesco Advisers, Inc.

2. ***Effective April 29, 2011,*** the following additional funds are available under your contract:

    ING American Funds Asset Allocation Portfolio*
    ING American Funds Growth Portfolio*
    ING American Funds International Portfolio*
    ING American Funds World Allocation Portfolio*
    ING Artio Foreign Portfolio (Class S)
    ING Baron Small Cap Growth Portfolio (Class S)
    ING BlackRock Inflation Protection Bond Portfolio (Class S)
    ING Franklin Income Portfolio (Class S)
    ING Franklin Mutual Shares Portfolio (Class S)
    ING Franklin Templeton Founding Strategy Portfolio (Class S)*
    ING JPMorgan Small Cap Core Equity Portfolio (Class I)
    ING Large Cap Value Portfolio (Class S)
    ING Marsico Growth Portfolio (Class S)
    ING MidCap Opportunities Portfolio (Class S)
    ING PIMCO Total Return Bond Portfolio (Class S)
    ING Retirement Conservative Portfolio (Class ADV)*
    ING Retirement Growth Portfolio (Class ADV)*
    ING Retirement Moderate Growth Portfolio (Class ADV)*
    ING Retirement Moderate Portfolio (Class ADV)*
    ING SmallCap Opportunities Portfolio (Class S)
    ING T. Rowe Price Capital Appreciation Portfolio (Class S)

* These investment portfolios are offered in a "Master-Feeder" or "Fund of Funds" structure. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest.

3. Accordingly, ***effective April 29, 2011***, the following information is added to Appendix III:

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING American Funds Asset Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to the Master Funds:** Capital Research and Management Company^{SM}	Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING American Funds Growth Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide you with growth of capital.
ING American Funds International Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide you with long-term growth of capital.
ING American Funds World Allocation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Asset Allocation Committee	Seeks long-term growth of capital.
ING Artio Foreign Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Artio Global Management, LLC	Seeks long-term growth of capital.
ING Baron Small Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Financial Management Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
ING Franklin Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
ING Franklin Mutual Shares Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Franklin Advisers, Inc.	Seeks capital appreciation and secondarily, income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Franklin Templeton Founding Strategy Portfolio **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co	Seeks long-term growth of capital and current income.
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING PIMCO Total Return Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Retirement Conservative Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios.
ING Retirement Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the ING Retirement Moderate Growth Portfolio.

Fund Name and Investment Adviser/Subadviser	Investment Objective

ING Retirement Moderate Growth Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Asset Allocation Committee
	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.

ING Retirement Moderate Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Asset Allocation Committee
	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio.

ING SmallCap Opportunities Portfolio
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co.
	Seeks long-term capital appreciation.

ING T. Rowe Price Capital Appreciation Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.